

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 24, 2008

Mr. Joseph Lessard
Chief Financial Officer
EnDevCo, Inc.
2425 Fountainview, Suite 250
Houston, Texas 77057

> **Re:** **EnDevCo, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 001-31433**

Dear Mr. Lessard:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Cover Page

1.   Please use the new format for your Form 10-K cover page and indicate by
        checking the appropriate box whether you are a large accelerated filer, an
        accelerated filer, a non-accelerated filer, or a smaller reporting company, based on
        the definitions in Rule 12b-2 of the Exchange Act. Please refer to Release No.
        33-8876, which became effective February 4, 2008, if you require further
        guidance.

Management's Discussion and Analysis

Results of Operations, page 12

2.   Please expand your analysis to discuss the reasons for the variances observed, and
        to identify any known material trends, events, or uncertainties that would cause
        reported financial information not to be indicative of future operating results.
        Please refer to FRC §501.12.b. if you require further guidance.

Controls and Procedures, page 15

3.   We note your disclosure of material weaknesses identified by your auditor.
        However, you also state that as of December 31, 2007, there were deficiencies in
        your internal controls. Please modify your disclosure to clarify whether you
        intended to differentiate between material weaknesses and deficiencies, as these
        terms are defined in PCAOB's Auditing Standard No. 5 paragraphs 62 to 70, and
        to explain how you concluded on the effectiveness of your *disclosure controls
        and procedures* as of December 31, 2007, to comply with Item 307 of Regulation
        S-K.

4.   It does not appear that you have performed your management's assessment of
        internal control over financial reporting as of December 31, 2007. Since you were
        required to file an annual report for the prior fiscal year, it appears that you are
        required to report on your management's assessment of internal control over
        financial reporting.

        If you have not yet performed your assessment, we ask that you complete your
        evaluation and amend your filing within 30 calendar days to provide the required
        management's report on internal control over financial reporting.

        In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether your failure to perform or complete your management's report on internal control over financial reporting impacts your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

General

5.   Please note that unless you qualify as a smaller reporting company, you will need to provide three years of consolidated statements of operations, changes in stockholders' deficit and cash flows to comply with Rules 3-02 to 3-04 of Regulation S-X.

6.   We note you label your 2006 financial statement columns as restated. Please add a note to explain the nature and to quantify the impact of your restatements.

Note 1 – Summary of Significant Accounting Policies, page 32

Newly issued accounting pronouncements, page 32

7.   We note you disclose that while the provisions of FIN 48 became effective for you beginning January 1, 2007, you are in the process of determining the effect of adopting FIN 48 on your financial statements. Since you are past the required adoption date, we believe you will need to take whatever steps are necessary to comply with this guidance. Please revise your disclosure under this heading to discuss the effects of adopting FIN 48 on your financial statements. Additionally, revise your Note 6 to comply with the disclosure requirements in paragraphs 20 to 24 of FIN 48.

8.   Please revise your disclosures about effective dates and adoption impacts of the other newly issued accounting pronouncements to reflect properly their effective dates and your adoption impact assessments or status.

Note 4 – Commitments and Contingencies, page 35

9.   We note you disclose that Basic Energy Services has filed a breach of contract case claiming your subsidiary has not paid for goods and services that are in dispute between the parties, but that you believe upon review of all disputed invoices, a settlement will be reached between the parties. Please expand your disclosure to state the claim amount asserted, your extent of accrual for any probable loss, and your estimated range of reasonably possible loss, based on the guidance in SFAS 5 and FIN 14.

Note 12 – Supplemental Oil and Gas Information (Unaudited), page 39

10.   We note you disclose on page 40, as well as on page 4, that you acquired working interests in Short Junction Field, which appear to include producing wells, on April 13, 2006, for $11.5 million. As you may know, acquisitions of working interests in producing oil and gas properties should be evaluated for significance to determine whether financial statements are required under Rule 3-05 of Regulation S-X. As the acquisition appears to have met the significance provisions of Rule 3-05, tell us why you have not provided separate financial statements pursuant to Rule 3-05 and pro forma information pursuant to Rules 11-01 and 11-02 of Regulation S-X for Short Junction. Please refer to SAB Topic 2:D, IRQ 7 if you require clarification.

Engineering Comments

Description of Properties, page 3

Cleveland County, Oklahoma, page 4

11.   We note the gross proved reserves for the Short Junction disclosed here and your
        net proved reserves on page 42. Please submit to us the petroleum engineering
        reports – in hard copy and digital electronic format - you used as the basis for
        your 2007 proved reserve disclosures. If not included, please add the items
        below:

        a) Total company summary income forecast schedules for each proved reserve
            category with proved developed segregated into producing and non-producing
            properties;
        b) Individual income forecasts for the Short Junction Unit by proved reserve
            category as well as an itemized list of its development costs;
        c) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) and
            narratives for the Short Junction Unit in support of your disclosed proved
            undeveloped reserves;
        d) Discussion of your source(s) for the $270 million development costs
            disclosed.

        Please direct these engineering items to:
        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-7010
        Attn: Ronald M. Winfrey

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filing to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.
        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief